

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Yosef A. Maiman
Chief Executive Officer and President
Ampal-American Israel Corporation
555 Madison Avenue
New York, NY 10022

> **Re:** **Ampal-American Israel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 4, 2010**
> **Definitive Proxy Statement**
> **Filed March 31, 2010**
> **File No. 000-00538**

Dear Mr. Maiman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief